Exhibit 99.1

Time Sensitive Materials

Depositary’s Notice of
Combined General Meeting
of
Nanobiotix S.A.

ADSs:	American Depositary Shares.
ADS CUSIP No.:	63009J107.
ADS Record Date:	March 26, 2021. Date to determine ADS Holders who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein.
French Record Date:
April 26, 2021 at 12:01 A.M. (CET).
Date on which ADS Holders are required under French Law to hold their interest in the Deposited Securities in order to be eligible to vote at the Combined General Meeting.

Meeting Specifics:	Combined General Meeting to be held on April 28, 2021 at 5:00 P.M. (CET) at 60, rue de Wattignies 75012 Paris, France (the “Meeting”). Please note Meeting will be held in a closed session.
Meeting Agenda:
The agenda has been reproduced on page 3 hereof. You may also view the Company's Notice of Meeting beginning on April 7, 2021 and other relevant documents at the Company’s website: https://www.nanobiotix.com/annual-general-meetings/

ADS Voting Deadline:	On or before 10:00 A.M. (New York City time) on April 22, 2021.*
Deposited Securities:	Ordinary shares, nominal value €0.03 per share (the “Shares”), of Nanobiotix S.A., a company organized under the laws of France (the “Company”).
ADS Ratio:	One (1) Share to one (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank Europe plc.
Deposit Agreement:	Deposit Agreement, dated as of December 15, 2020, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the
Depositary prior to 10:00 A.M. (New York City time) on April 22, 2021.

* ADS holders must deliver their voting instructions in good form, to be received by the Depositary by this date - April 22, 2021 - 10:00 A.M. (New York City time) in order to be counted. The Company’s enclosed Notice of Meeting refers to voting deadlines as per local market regula- tions. The attached important notice is specific to all holders holding ADSs as of the ADS Record Date and the French Record Date.

The Company has announced that the Meeting will be held at the date, time and location identified above. The meeting agenda has been repro- duced on page 3 hereof. Copies of some Company materials such as the procedures for obtaining preparatory documents and the statutory audi- tors report will be posted on April 7, 2021 and the Company’s Notice of Meeting on April 7, 2021 at the Company’s website: https://www.nanobiotix.com/annual-general-meetings/. The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g. an adjournment or cancellation of the Meeting, a change in location and/or manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://www.nanobiotix.com/annual-general-meetings/. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email.

The enclosed materials are provided to allow you to vote at the Meeting. The Company has requested the Depositary to provide you with instructions on the voting process.

As set forth in Section 4.10 of the Deposit Agreement and the Form of ADR, Holders of record of ADSs as of the close of business on the ADS Record Date who continue to hold their ADS as of the French Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, French law and the By-Laws of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares represented by such Holders’ ADSs.

If you do not wish to vote as an ADS holder but rather wish to vote as a holder of the Company’s Shares, you will need to arrange for the can- cellation of your ADSs and become a Share holder in France before the French Record Date. You are advised to proceed with the cancellation of your ADSs well in advance of the French Record Date as the cancellation of ADSs and the delivery of the corresponding Shares in France may be subject to unexpected processing delays.

Please note that the Company has informed the Depositary that under French company law and the Company’s By-Laws, in order to exercise voting rights holders of Shares in registered form must have their Shares registered in their own name, or where applicable in the name of a registered financial intermediary, in a share account maintained by or on behalf of the Company by the Share Registrar as of the French Record Date. In order to exercise voting rights holders of Share in bearer form are required to have their Shares registered in their own name, or where applicable, in the name of a registered financial intermediary and obtain from an accredited financial intermediary, and provide to the Company, an attendance certificate attesting to the registration of such Shares in the financial intermediary’s account as of the French Record Date.

Please further note that a holder as of the ADS Record Date who desires to exercise its voting rights with respect to ADSs representing Shares in registered or bearer form is required to: (a) be a holder of the ADSs as of the French Record Date, (b) deliver voting instructions to the Depositary by the ADS Voting Deadline, (c) instruct the Depositary to request that the Custodian deliver a voting form to the Company prior to the deadline established by the Company, and (d) in the case of ADSs representing Shares in bearer form, instruct the Depositary to request that the Custodian deposit the requisite attendance certificate with the Company. The delivery of voting instructions by an ADS Holder to the Depositary shall be deemed instructions to request delivery of the voting form and the attendance certificate.

If the Depositary receives from a Holder voting instructions which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of all resolutions endorsed by the Company’s supervisory board. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder, the Depositary shall (unless otherwise specified in the notice distributed to Holders) deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discre- tionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the right of Holders of Deposited Securities may be materially adversely effected. Additionally, the Company has informed the Depositary that, under French company law, shareholders holding a certain percentage of the Company’s Shares, the workers’ council or the supervisory board may submit a new resolution and the supervisory board may also modify the resolu- tions proposed in the Company’s Notice of Meeting. In such case, ADS Holders who have given prior instructions to vote on such resolutions shall be deemed to have voted in favor of the new or modified resolutions if approved by the supervisory board and against if not approved by the Company’s supervisory board.

The attached document entitled Questions and Answers (“Q&A”) should answer most of your questions on the voting process and instruct you on the proper use of the Voting Instructions Card.

Upon receipt from a Holder (as of the ADS Record Date and who continues to hold the ADS as of the French Record Date) of a signed and completed Voting Instructions Card prior to the ADS Voting Instructions Deadline, the Depositary shall endeavor, insofar as practicable and permitted under any applicable provisions of French law and the Company’s By-Laws, to cause to be voted the Shares represented by such ADSs.

Please note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Shares.

The information enclosed herewith with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this informa- tion to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be con- sidered at the Meeting. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A. - ADR Shareholder Services toll-free at 877-CITI-ADR (877-248-4237).

Citibank, N.A., as Depositary

Exhibit A

Agenda for the Ordinary General Meeting
•
management report of the Executive Board including the report on the Group - report of the Supervisory Board - presentation by the Executive Board of the annual and consolidated financial statements for the year ended 31 December 2020,

•
statutory auditors’ report on the corporate accounts for the year ended 31 December 2020, on corporate governance and on the agreements referred to in Articles L. 225-86 et seq. of the French Commercial Code,

•	statutory auditors’ report on the consolidated financial statements for the year ended 31 December 2020,
1.	approval of the corporate accounts for the year ended 31 December 2020,
2.	approval of the consolidated financial statements for the year ended 31 December 2020,
3.	allocation of results for the year ended 31 December 2020,
4.	review of the agreements referred to in Articles L. 225-86 et seq. of the French Commercial Code,
5.	approval of the elements of remuneration due or awarded for the 2020 financial year to the Chairman of the Executive Board, Mr Laurent Levy,
6.	approval of the elements of remuneration due or awarded for the 2020 financial year to Ms Anne-Juliette Hermant, for her term of office as a member of the Executive Board and her employment contract,
7.	approval of the elements of remuneration due or awarded for the 2020 financial year to Mr Philippe Mauberna for his term of office as member of the Executive Board and his employment contract,
8.	approval of the elements of remuneration due or awarded for the 2020 financial year to Mr Laurent Condomine for his term of office as Chairman of the Supervisory Board,
9.	vote on information relating to remuneration for board members in 2020 (excluding board directors) mentioned in Article L. 22-10-9 of the French Commercial Code,
10.	approval of the Supervisory Board member remuneration policy for the 2021 financial year,
11.	approval of Mr Laurent Levy’s remuneration policy for his term of office as Chairman of the Executive Board for the 2021 financial year,
12.	approval of Ms Anne-Juliette Hermant’s remuneration policy for her term of office as member of the Executive Board and for her employment contract for the 2021 financial year,
13.	approval of Mr Philippe Mauberna’s remuneration policy for his term of office as member of the Executive Board and his employment contract for the 2021 financial year,
14.	approval of the 2020 Stock Option Plan adopted by the Executive Board during its meeting on 9 January 2021,
15.	authorisation to be given to the Executive Board for the Company’s purchase of its own shares.

Agenda for the Extraordinary General Meeting
16.	authorisation to be given to the Executive Board to reduce the share capital through the cancellation of shares within the framework of the authorisation to buy back its own shares,
17.	delegation of authority to be granted to the Executive Board to increase the capital by issuing ordinary shares and/or any transferable securities, while main taining preferential subscription rights,
18.
delegation of authority to be granted to the Executive Board to increase the capital by issuing ordinary shares and/or any transferable securities, with cancel lation of the shareholders’ preferential subscription rights by way of public offering (outside of offers referred to in paragraph 1 of Article L. 411-2 of the French Financial and Monetary Code),

19.
delegation of authority to be granted to the Executive Board to increase the capital by issuing ordinary shares and/or any transferable securities, with cancel lation of the shareholders’ preferential subscription rights, within the framework of an offer referred to in paragraph 1 of Article L. 411-2 of the French Financial and Monetary Code,

20.
authorisation to be granted to the Executive Board, in the event of the issuing of shares and/or any transferable securities granting access to the capital with cancellation of the shareholders’ preferential subscription rights by virtue of the above-mentioned delegations, for the purpose of setting the issue price with in the limit of 10% of the share capital,

21.
delegation of authority to be granted to the Executive Board to increase the capital immediately or at a later date by issuing ordinary shares and/or securities, with cancellation of the shareholders’ preferential subscription rights to the benefit of a category of persons meeting characteristics specified in the context of the implementation of an equity or bond financing agreement,

22.
delegation of authority to be granted to the Executive Board to increase the capital by issuing ordinary shares and/or any transferable securities, with cancel lation of the shareholders’ preferential subscription rights to the benefit of categories of persons meeting specific characteristics (investors with experience in the health or biotechnology sector; credit institutions, investment services providers or a member of an investment syndicate guaranteeing the completion of the issue in question);

23.
delegation of authority to be granted to the Executive Board to increase the capital by issuing ordinary shares and/or any transferable securities, with cancel lation of the shareholders’ preferential subscription rights to the benefit of a category of persons meeting specific characteristics (industrial companies, insti tutions or entities active in the health or biotechnology sector);

24.
delegation of authority to be granted to the Executive Board to increase the number of securities to be issued in the event of a capital increase with or with out preferential subscription right decided under the above-mentioned delegations,

25.
delegation of authority to be granted to the Executive Board for the purpose of issuing ordinary shares and transferable securities granting access to the Company’s capital, in the event of a public offering with an exchange component initiated by the Company,

26.
delegation of authority to be granted to the Executive Board to increase the share capital, within the limit of 10% of the capital, to compensate for contribu tions in kind of equity or equity-linked securities of external companies outside of a public exchange offer,

27.	setting of the overall limitations of the amount of issues made under the above-mentioned delegations,
28.	delegation of authority to be granted to the Executive Board to increase capital by incorporation of premiums, reserves, profits or other,
29.
authorisation to be given to the Executive Board to grant Company share subscription or purchase options in accordance with the provisions of Articles L. 225-177 et seq. of the French Commercial Code, leading to the shareholders’ waiver of their preferential subscription right,

30.
authorisation to be given to the Executive Board to proceed with the free allocation of existing shares or shares to be issued, in accordance with the provi sions of Articles L. 225-197-1 et seq. of the French Commercial Code, leading to the shareholders’ waiver of their preferential subscription right,

31.
delegation of authority to be granted to the Executive Board for the purpose of issuing and allocating share subscription warrants with cancellation of the shareholders’ preferential subscription rights to the benefit of a category of persons meeting determined characteristics,

32.
setting of the overall limitations of the amount of issues that may be made under the authorisations to be granted for the purpose of granting share subscrip tion or purchase options and to proceed with the free allocation of shares and delegation for the purpose of issuing the above-mentioned share subscription warrants,

33.	amendment of the age limit applicable to members of the Supervisory Board – amendments in correlation with the Articles of Association,
34.	amendment of Article 22 “Shareholders’ General Meetings”,
35.
delegation to be granted to the Executive Board to increase the share capital by issuing shares and transferable securities giving access to the Company’s capital for employees adhering to the Group Savings Plan.

Agenda for the Ordinary General Meeting
36.	approval of the Supervisory Board member remuneration policy